Exhibit 99.1

Daqo New Energy Announces Preliminary Third Quarter 2012 Financial Results

CHONGQING, China—November 30, 2012—Daqo New Energy Corp. (NYSE: DQ) (“Daqo New Energy” or the “Company”), a leading polysilicon manufacturer based in China, today announced its preliminary financial results for the third quarter of 2012.

Third Quarter 2012 Preliminary Financial and Operating Highlights

•

Polysilicon shipments were approximately 1,001 metric tons, or MT. Photovoltaic (PV) module shipments were 2.4 Mega watts, or MW. Wafer shipments were 3.1 MW. In addition, the Company also provided 150 MT ingot and block outsourcing manufacturing services for its customers.

•	Revenues excluding discontinued operation were $21.1 million, compared to $27.6 million in the second quarter of 2012 and $61.2 million in the third quarter of 2011.

•	Gross loss was $10.8 million, compared to a gross loss of $5.7 million in the second quarter of 2012 and gross profit of $20.6 million in the third quarter of 2011.

•	Gross margin was negative 51.1%, compared to negative 20.7% in the second quarter of 2012 and 33.7% in the third quarter of 2011.

•	Operating loss was $15.7 million, compared to operating loss of $6.2 million in the second quarter of 2012 and operating income of $18.5 million in the third quarter of 2011.

•	Operating margin was negative 74.2%, compared to negative 22.3% in the second quarter of 2012 and 30.3% in the third quarter of 2011.

•

Net loss attributable to Daqo New Energy Corp. shareholders was $15.5 million, compared to $7.1 million in the second quarter of 2012 and net income attributable to Daqo New Energy Corp. shareholders of $12.1 million in the third quarter of 2011.

•	Loss per fully diluted ADS was $0.44, compared to $0.20 in the second quarter of 2012, and earnings of $0.34 per fully diluted ADS in the third quarter of 2011.

“We have successfully completed the construction of Xinjiang Phase II polysilicon plant in the third quarter and already started pilot production. As of November 20, we had produced 285 MT polysilicon in our new plant. Our progress of ramp-up is in line with our original schedule. We are confident that we will meet our targets regarding annual capacity, quality and cost structure by the end of the first quarter of 2013 in our Xinjiang Phase II polysilicon plant.” commented Dr. Gongda Yao, Chief Executive Officer of the Company.

“In this quarter, we temporarily suspended our production in our Wanzhou polysilicon plant. We started annual maintenance in October and we have initiated equipment upgrades and technology improvements to further lower the cost. We plan to restart production after we complete these projects. Moreover, it is high-flow period from May to September when the hydro electricity rate is lowest in the whole year. We expect the improved cost structure will enable Wanzhou facility to generate positive cash flow when we resume production.”

“As we previously announced, in this quarter we spun off our module business to Daqo Group. We believe this spin-off will enable us to concentrate our valuable resources on our core business in order to pull through this challenging period.” Dr. Yao concluded.

Third Quarter 2012 Preliminary Results

Revenues

Revenues were $21.1 million, compared to $27.6 million in the second quarter of 2012 and $61.2 million in the third quarter of 2011.

The Company generated revenues of $19.4 million from 1,001 MT of polysilicon sold, compared to revenues of $23.6 million from 1,028 MT of polysilicon sold in the second quarter of 2012, and revenues of $53.0 million for 1,022 MT of polysilicon sold in the third quarter of 2011. The decrease in revenues from the second quarter of 2012 and the third quarter of 2011 was primarily due to the lower average selling price.

The Company generated $0.7 million from sales of wafers, compared to $2.8 million in the second quarter of 2012 and $3.0 million in the third quarter of 2011. Due to the increased credit risk in the wafer business, management decided to adopt a more conservative approach to recognize wafers revenue upon payment receipt. There is about 10MW wafer shipment of which the revenue has been deferred.

Gross loss and margin

Gross loss was $10.8 million, compared to a gross loss of $5.7 million in the second quarter of 2012 and gross profit of $20.6 million in the third quarter of 2011.

Gross margin was negative 51.1%, compared to negative 20.7% in the second quarter of 2012 and 33.7% in the third quarter of 2011.

The deterioration in gross loss and gross margin from the second quarter of 2012 was primarily due to inventory write down of $5.0 million and the decrease in average selling prices of polysilicon.

Selling, general and administrative expenses

Selling, general and administrative expenses were $5.1 million in the third quarter of 2012, compared to $3.6 million in the second quarter of 2012 and $3.7 million in the third quarter of 2011. The increase in selling, general and administrative expenses from the second quarter of 2012 was due to bad debt provision of $2.1 million made in the third quarter.

Research and development expenses

Research and development expense was $0.3 million in the third quarter of 2012, compared to $0.4 million in the second quarter of 2012 and $0.2 million in the third quarter of 2011.

Other operating income

Other operating income was $0.6 million in the third quarter of 2012, compared to $3.5 million in the second quarter of 2012 and $1.8 million in the third quarter of 2011. Other operating income was mainly composed of unrestricted cash incentives that the Company received from local government authorities, which fluctuates from period to period.

Operating loss and margin

As a result of the foregoing, operating loss excluding discontinued operation was $15.7 million, compared to operating loss of $6.2 million in the second quarter of 2012 and operating income of $18.5 million in the third quarter of 2011.

Operating margin was negative 74.2%, compared to negative 22.3% in the second quarter of 2012 and 30.3% in the third quarter of 2011.

The decrease on operating margin from the second quarter of 2012 was in line with the fluctuation of gross loss.

Net Interest expense

Net interest expense was $3.6 million, compared to $3.8 million in the second quarter of 2012 and $1.7 million in the third quarter of 2011. The decrease from the second quarter of 2012 was due to debt repayment and decrease in primary lending rate. In June 2012, the central bank of China lowered primary lending rate by 0.25%. The increase from the third quarter of 2011 was primarily due to the increase in loan balance related to Xinjiang project.

Income tax expense/(benefit)

Income tax benefit from the continued operation was $5.5 million, compared to income tax benefit of $2.6 million in the second quarter of 2012 and income tax expense of $2.2 million in the third quarter of 2011. However, this figure is subject to change pending the finalization of the Company’s impairment testing.

Net (loss)/income from continuing operations

Net loss from continuing operations was $13.8 million, compared to net loss $7.3 million in the second quarter of 2012 and net income $14.7 million in the third quarter of 2011. The decrease from the previous quarter was in line with the fluctuation of gross and operating loss.

Total loss from discontinued operations

In this quarter, the Company spun off its fully owned subsidiary, Nanjing Daqo, to Daqo Group. As a result, the discontinued operations of the previous quarter and comparative quarter were represented accordingly. Loss on discontinued operation was $0.3 million, compared to $0.7 million in the second quarter of 2012 and $2.3 million in the third quarter of 2011.

Net Income (loss) attributable to our shareholders, net margin and earnings per ADS

As a result of the aforementioned, net loss attributable to Daqo New Energy Corp. shareholders was $15.5 million, compared to net loss $7.1 million in the second quarter of 2012 and net income attributable to Daqo New Energy Corp. shareholders of $12.1 million in the third quarter of 2011.

Loss per fully diluted ADS from continued operation were $0.43, compared to $0.18 in the second quarter of 2012, and earnings per fully diluted ADS from continued operation were $0.41 in the third quarter of 2011.

Loss per fully diluted ADS from discontinued operation were $0.01, compared to $0.02 in the second quarter of 2012, and $0.07 in the third quarter of 2011.

Financial Condition

As of September 30, 2012, the Company had $53.8 million in cash and cash equivalents and restricted cash, compared to $90.2 million as of June 30, 2012. The decrease was primarily due to capital expenditure in Xinjiang and debt repayment.

As of September 30, 2012, the net accounts receivable balance was $26.4 million, compared to $33.3 million as of June 30, 2012. The decrease was primarily due to the decrease of $5 million account receivable as a result of the spin-off of Nanjing Daqo and the $2.1 million bad debt provision.

As of September 30, 2012, total borrowings were $333.6 million, of which $210.2 million were long-term borrowings, compared to total borrowings of $343.3 million, including $223.6 million long-term borrowings as of June 30, 2012.

As of September 30, 2012, net property, plant and equipment was $722.2 million, compared to $701.3 million as of June 30, 2012. The increase was due to fixed asset increase in Xinjiang. The Company is in the process of its impairment testing for long-lived assets and finalizing the potential impairment charge.

Outlook for Fourth Quarter 2012

For the fourth quarter of 2012, the Company expects to ship 550-600 MT of polysilicon, approximate 10 MW of wafers. In addition, the Company expects to provide 100-120 metric tons of ingot and block manufacturing outsourcing services to its customers. This outlook reflects our current and preliminary view and may be subject to change. Our ability to achieve this projection is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

Conference Call

Daqo New Energy will host a conference call at 8:00 am, Eastern Standard Time on November 30, 2012 to discuss the results for the quarter. Joining the call will be Dr. Gongda Yao, the Company’s Chief Executive Officer and Mr. Bing Sun, the Chief Financial Officer.

The dial-in details for the live conference call are as follows:

United States:	+ 1-800-860-2442
International:	+ 1-412-858-4600
China:	10-800-712-2304
Hong Kong:	800-962475

The conference ID number is 10021752.

A replay of the call will be available 1 hour after the end of the conference through December 10, 2012 at 9:00am Eastern Time.

The conference call replay numbers are as follows:

United States:	+ 1-877-344-7529
International:	+ 1-412-317-0088

The conference ID number for accessing the recording is 10021752.

Investors will also have the opportunity to listen to the replay over the Internet through the investor relations section of Daqo New Energy’s web site at: www.dqsolar.com

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) is a leading polysilicon manufacturer based in China. Daqo New Energy primarily manufactures and sells high-quality polysilicon to photovoltaic product manufacturers. It also manufactures and sells photovoltaic wafers. For more information about Daqo New Energy, please visit www.dqsolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of 2012 and quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements.

The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourthparties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and our ability to successfully implement our vertical integration strategy. Further information regarding these and other risks is included in the reports or documents we have filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Daqo New Energy undertakes no duty to update such information, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Preliminary Condensed Consolidated Statement of Operations and Comprehensive Income

(US dollars in thousands, except ADS and per ADS data)

	Three months Ended
	Sep 30, 2012	Jun 30, 2012	Sep 30,2011
		(As adjusted)	(As adjusted)
Revenues	$21,117	$27,584	$61,186
Cost of revenues	(31,909)	(33,291)	(40,553)

Gross (loss)/profit	(10,792)	(5,707)	20,633
Operating expenses
Selling, general and administrative expenses	(5,137)	(3,560)	(3,711)
Research and development expenses	(300)	(427)	(152)
Other operating income	569	3,539	1,751
Impairment of long-lived assets	— *	—	—

Total operating expenses	(4,868)	(448)	(2,112)

(Loss)/income from operations	(15,660)	(6,155)	18,521
Interest expense	(3,817)	(4,053)	(2,638)
Interest income	213	253	920
Foreign exchange gain (loss)	(21)	59	110

(Loss)/Income before income taxes	(19,285)	(9,896)	16,913
Income tax benefit/(expense)	5,450 *	2,646	(2,234)

Net (loss)/income from continuing operations	(13,835)	(7,250)	14,679

Discontinued operations:
Loss from discontinued operations of Nanjing Daqo	(1,359)	(745)	(1,655)
Other comprehensive income from discontinued operations	1,099	—	—
Income tax benefit (expense)	—	—	(644)

Total loss from discontinued operations	(260)	(745)	(2,299)

Net (loss) income	(14,095)	(7,995)	12,380
Net (loss)/income attributable to noncontrolling interest	1,448	(927)	314

Net (loss)/income attributable to Daqo New Energy Corp. shareholders	$(15,543)	$(7,068)	$12,066

Net (loss) income	(14,095)	(7,995)	12,380
Other comprehensive income:
Foreign currency translation adjustments	3,427	(4,005)	5,883

Total other comprehensive income	3,427	(4,005)	5,883

Comprehensive (loss)/income	(10,668)	(12,000)	18,263
Comprehensive (loss)/income attributable to noncontrolling interest	2,991	(2,241)	2,046

Comprehensive (loss)/income attributable to Daqo New Energy Corp. shareholders	(13,659)	(9,759)	16,217

(Loss)/Earnings per ADS
—Continuing operations	(0.43)	(0.18)	0.41
—Discontinued operations	(0.01)	(0.02)	(0.07)

Basic	(0.44)	(0.20)	0.34
—Continuing operations	(0.43)	(0.18)	0.41
—Discontinued operations	(0.01)	(0.02)	(0.07)

Diluted	(0.44)	(0.20)	0.34
Weighted average ADS outstanding
Basic	35,086,979	35,142,821	35,142,821
Diluted	35,086,979	35,142,821	35,142,821

*	The figure is subject to change pending the finalization of the Company’s impairment testing.

Daqo New Energy Corp.

Unaudited Preliminary Condensed Consolidated Balance Sheet

(US dollars in thousands)

	Sep 30, 2012		Jun 30, 2012	Sep 30, 2011
ASSETS:
Current Assets:
Cash and cash equivalents	$24,162		$66,114	$59,241
Restricted cash	29,673		24,038	7,514
Accounts receivable, net	26,410		33,263	26,090
Note Receivable	1,540		2,926	2,996
Prepaid expenses and other current assets	17,439		20,204	8,977
Advances to suppliers	1,216		2,344	3,057
Inventories	12,717		17,648	28,506
Amount due from related party	7,103		4,935	7,846
Deferred tax assets-current	11,397	*	6,571	1,174

Total current assets	131,657		178,043	145,401
Property, plant and equipment, net	722,165	*	701,279	599,842
Prepaid land use right	35,433		35,316	8,774
Deferred tax assets	16,367	*	17,922	1,445
Other non-current assets	9,941		3,939	165

TOTAL ASSETS	915,563		936,499	755,627

Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	123,455		119,746	94,482
Accounts payable	9,795		9,952	11,105
Note payable	23,761		12,023	1,527
Advances from customers	13,745		25,577	37,664
Payables for purchases of property, plant and equipment	48,418		55,087	24,100
Accrued expenses and other current liabilities	9,993		8,355	13,999
Amount due to related party	8,631		12,244	—
Income tax payable	5,986		5,920	10,428

Total current liabilities	243,784		248,904	193,305

Long-term borrowings	210,159		223,599	63,124
Accrued warranty cost	—		496	362
Advance from customers—long term portion	15,398		4,862	9,093
Payables for Purchases of Property, Plant and Equipment	3,025		4,985	—
Amount due to related party	—		—	2,935
Other long Term Liabilities	25,804		25,735	—

TOTAL LIABILITIES	498,170		508,581	268,819

EQUITY:
Ordinary shares	18		18	18
Treasury stock	(225)		—	—
Additional paid-in capital	144,423		144,056	141,993
Retained earnings	113,869		129,411	189,627
Accumulated other comprehensive income	18,082		16,199	16,317

Total Daqo New Energy Corp.’s shareholders’ equity	276,167		289,684	347,955

Noncontrolling interest	141,226		138,234	138,853

Total equity	417,393		427,918	486,808

TOTAL LIABILITIES & EQUITY	915,563		936,499	755,627

*	The figure is subject to change pending the finalization of the Company’s impairment testing.

For further information, please contact:

Daqo New Energy Corp.

Kevin He, Investor Relations

Phone: +86-23-6486-6556

Mobile: +86-187-1658-5553

Email: Kevin.he@daqo.com

SOURCE: Daqo New Energy Corp.